 Exhibit 99.1

Ardmore Shipping Corporation Announces Financial Results For The Three and Nine Months Ended September 30, 2023

HAMILTON, Bermuda, Nov. 7, 2023 /PRNewswire/ -- Ardmore Shipping Corporation (NYSE: ASC) ("Ardmore", the "Company" or "we") today announced results for the three and nine months ended September 30, 2023.

Highlights and Recent Activity

  Reported net income of $20.3 million for the three months ended September 30, 2023, or $0.49 earnings per basic and diluted share, compared to net income of $61.0 million, or $1.57 earnings per basic share and $1.52 earnings per diluted share for the three months ended September 30, 2022. We reported Adjusted earnings of $20.3 million for the three months ended September 30, 2023, or $0.49 Adjusted earnings per basic and diluted share, compared to Adjusted earnings of $61.6 million for the three months ended September 30, 2022, or $1.59 Adjusted earnings per basic share and $1.54 Adjusted earnings per diluted share (see Adjusted earnings in the Non-GAAP Measures section).
  Reported net income and of $87.3 million for the nine months ended September 30, 2023, or $2.12 earnings per basic share and $2.09 earnings per diluted share, compared to net income of $82.0 million, or $2.27 earnings per basic and $2.22 earnings per diluted share, for the nine months ended September 30, 2022. We reported Adjusted earnings of $87.3 million for the nine months ended September 30, 2023, or $2.12 Adjusted earnings per basic share and $2.09 Adjusted earnings per diluted share, compared to Adjusted earnings of $89.6 million for the nine months ended September 30, 2022, or $2.48 Adjusted earnings per basic share and $2.43 Adjusted earnings per diluted share (see Adjusted earnings in the Non-GAAP Measures section).
  Consistent with the Company's variable dividend policy of paying out dividends on its shares of common stock equal to one-third of Adjusted earnings, the Board of Directors declared a cash dividend on November 7, 2023, of $0.16 per common share for the quarter ended September 30, 2023. The dividend will be paid on December 15, 2023, to all shareholders of record on November 30, 2023.
  MR tankers earned an average spot TCE rate of $28,493 per day for the three months ended September 30, 2023. Chemical tankers earned an average TCE rate of $20,023 per day for the three months ended September 30, 2023. Based on approximately 50% total revenue days currently fixed for the fourth quarter of 2023, the average spot TCE rate is approximately $30,100 per day for MR tankers; based on approximately 60% of revenue days fixed for the fourth quarter of 2023, the average TCE rate for chemical tankers is approximately $23,000 per day.
  In the third quarter of 2023, we completed the installation of modular, carbon capture-ready scrubbers on two vessels during scheduled drydockings.

Anthony Gurnee, the Company's Chief Executive Officer, commented:

"MR and chemical tanker charter markets have remained robust through the typically slow summer months, with strong momentum leading into the seasonally stronger winter season. In addition, the combination of low refined product inventories and increasing geopolitical risk has led to recurring stretches of pronounced market volatility. Meanwhile, tanker supply growth remains constrained, with limited newbuilding deliveries and tight shipyard capacity through at least 2026.

In this operating environment, Ardmore's strategic priorities have been very consistent, including executing on the Company's long-standing capital allocation policy. While we continue to assess potential growth opportunities on an ongoing basis, we have instead placed emphasis on the very high returns offered by the installation of performance optimization and decarbonization technologies onboard our existing fleet, all while paying our shareholders an attractive quarterly dividend and reducing our financial leverage. We believe Ardmore's consistent focus on performance and progress places it in a strong position to continue building value, not just via spot exposure in these robust markets, but also via operational and financial efficiency over the long-term."

Summary of Recent and Third Quarter 2023 Events

Fleet

Fleet Operations and Employment

As of September 30, 2023, the Company had 26 vessels in operation (including four chartered-in vessels), consisting of 20 MR tankers ranging from 45,000 deadweight tonnes (dwt) to 49,999 dwt (15 Eco-Design and five Eco-Mod) and six Eco-Design IMO 2 product/chemical tankers ranging from 25,000 dwt to 37,800 dwt. The Company also commercially manages one of Carl Büttner's 24,000 dwt chemical tankers.

MR Tankers (45,000 dwt – 49,999 dwt)

At the end of the third quarter of 2023, the Company had 20 MR tankers in operation, all of which were trading in the spot market. The MR tankers earned an average TCE rate of $28,493 per day in the third quarter of 2023. In the third quarter of 2023, the Company's 15 MR Eco-Design tankers earned an average TCE rate of $25,932 and the Company's five MR Eco-Mod tankers earned an average TCE rate of $36,362 per day.

In the fourth quarter of 2023, the Company expects to have all revenue days for its MR tankers employed in the spot market. As of November 7, 2023, the Company had fixed approximately 50% of its total MR revenue days for the fourth quarter of 2023 at an average TCE rate of approximately $30,100 per day, which includes MR Eco-Design tankers at $30,800 per day and MR Eco-Mod tankers at $28,500 per day.

Product / Chemical Tankers (IMO 2: 25,000 dwt – 37,800 dwt)

At the end of the third quarter of 2023, the Company had six Eco-Design IMO 2 product / chemical tankers in operation, all of which were trading in the spot market. During the third quarter of 2023, the Company's six Eco-Design product / chemical vessels earned an average TCE rate of $20,023 per day.

In the fourth quarter of 2023, the Company expects to have all revenue days for its Eco-Design IMO 2 product / chemical tankers employed in the spot market. As of November 7, 2023, the Company had fixed approximately 60% of its Eco-Design IMO 2 product / chemical tankers revenue days for the fourth quarter of 2023 at an average TCE rate of approximately $23,000 per day.

Drydocking

The Company had 151 drydocking days in the third quarter of 2023. The Company is currently scheduled to have 108 drydocking days in the fourth quarter of 2023.

Dividend on Common Shares

Consistent with the Company's variable dividend policy of paying out dividends on its shares of common stock equal to one-third of Adjusted earnings, as calculated for dividends (see Adjusted earnings (for purposes of dividend calculations) in the Non-GAAP Measures section), the Board of Directors declared a cash dividend on November 7, 2023, of $0.16 per common share for the quarter ended September 30, 2023. The dividend will be paid on December 15, 2023, to all shareholders of record on November 30, 2023.

Scrubber Installations

In the third quarter of 2023, the Company completed the installation of modular, carbon capture-ready scrubbers on two vessels during their scheduled drydockings. Prior to the end of 2024, the Company intends to install scrubber systems on an additional seven vessels during their scheduled drydockings.

Geopolitical Conflict

The ongoing conflict in Ukraine has disrupted energy supply chains, caused instability and significant volatility in the global economy and resulted in economic sanctions by several nations. The ongoing conflict has contributed significantly to related increases in spot tanker rates.

Geopolitical tensions have escalated further on a global basis, including the ongoing Israel-Hamas conflict. Escalation or expansion of hostilities or such crisis, interventions by other groups or nations, the impositions of economic sanctions, disruption of shipping trade routes, or similar outcomes could affect the price of crude oil and the oil industry, the tanker industry, demand for the Company's services, its business, results of operations, financial condition and cash flows.

Please see "Item 3. Key Information--Risk Factors" in the Company's Annual Report on Form 20-F for information about risks to the Company and its business relating to political instability, terrorist or other attacks, war or international hostilities and the conflict in Ukraine.

Results for the Three Months Ended September 30, 2023 and 2022

The Company reported net income of $20.3 million for the three months ended September 30, 2023, or $0.49 earnings per basic and diluted share, as compared to net income of $61.0 million, or $1.57 earnings per basic and $1.52 earnings per diluted share for the three months ended September 30, 2022.

Results for the Nine Months Ended September 30, 2023 and 2022

The Company reported net income of $87.3 million for the nine months ended September 30, 2023, or $2.12 earnings per basic share and $2.09 earnings per diluted share, as compared to net income of $82.0 million, or $2.27 earnings per basic and $2.22 earnings per diluted share for the nine months ended September 30, 2022.

Management's Discussion and Analysis of Financial Results for the Three Months Ended September 30, 2023 and 2022

Revenue. Revenue for the three months ended September 30, 2023 was $86.9 million, a decrease of $55.5 million from $142.4 million for the three months ended September 30, 2022.

The Company's average number of operating vessels was 26.0 for the three months ended September 30, 2023, compared to 27.0 for the three months ended September 30, 2022.

The Company had 2,185 spot revenue days for the three months ended September 30, 2023, as compared to 2,374 for the three months ended September 30, 2022. The Company had 26 vessels employed directly in the spot market as of September 30, 2023 and 2022. Changes in spot rates resulted in a decrease in revenue of $42.9 million and the decrease in spot revenue days resulted in a decrease in revenue of $11.2 million for the three months ended September 30, 2023, as compared to the three months ended September 30, 2022.

The Company had no product tankers employed under time charter as of September 30, 2023, as compared to one as of September 30, 2022. There were no revenue days derived from time charters for the three months ended September 30, 2023, as compared to 92 for the three months ended September 30, 2022. The decrease in revenue days for time-chartered vessels resulted in a decrease in revenue of $1.4 million.

Voyage Expenses. Voyage expenses were $30.6 million for the three months ended September 30, 2023, a decrease of $15.4 million from $46.0 million for the three months ended September 30, 2022. The overall decrease included a $14.6 million decrease from lower bunker prices and a $1.0 million decrease in port and agency expenses plus commission costs.

TCE Rate. The average TCE rate for the Company's fleet was $26,347 per day for the three months ended September 30, 2023, a decrease of $13,961 per day from $40,308 per day for the three months ended September 30, 2022. The decrease in average TCE rate was primarily the result of lower spot rates for the three months ended September 30, 2023, as compared to the three months ended September 30, 2022, which was partially offset by a decrease in bunker prices. TCE rates represent net revenues (a non-GAAP measure representing revenue less voyage expenses) divided by revenue days. Net revenue utilized to calculate TCE is determined on a discharge-to-discharge basis, which is different from how we record revenue under U.S. GAAP.

Vessel Operating Expenses. Vessel operating expenses were $14.4 million for the three months ended September 30, 2023, an increase of $1.1 million from $13.3 million for the three months ended September 30, 2022. This increase was driven by a change in technical manager for four vessels, as well as the timing of certain vessel operating expenses between quarters. Vessel operating expenses, by their nature, are prone to fluctuations between periods.

Charter Hire Costs. Total charter hire expense was $4.1 million for the three months ended September 30, 2023, a decrease of $0.4 million from $4.5 million for the three months ended September 30, 2022. This decrease is the result of the Company having an average of 4.0 vessels chartered-in during the three months ended September 30, 2023, compared to an average of 4.5 vessels chartered-in for the three months ended September 30, 2022. Total charter hire expense for the three months ended September 30, 2023 was comprised of an operating expense component of $2.1 million and a vessel lease expense component of $2.0 million.

Depreciation. Depreciation expense for the three months ended September 30, 2023 was $6.9 million, a decrease of $0.4 million from $7.3 million for the three months ended September 30, 2022. This decrease is attributable to the change in the scrap value of each vessel from $300 per lightweight ton ("lwt") to $400 per lwt during the first quarter of 2023.

Amortization of Deferred Drydock Expenditures. Amortization of deferred drydock expenditures for the three months ended September 30, 2023 was $0.7 million, a decrease of $0.3 million from $1.0 million for the three months ended September 30, 2022. The deferred costs of drydockings for a given vessel are amortized on a straight-line basis to the next scheduled drydocking of the vessel.

General and Administrative Expenses: Corporate. Corporate-related general and administrative expenses for the three months ended September 30, 2023 were $5.1 million, a decrease of $0.7 million from $5.8 million for the three months ended September 30, 2022. The decrease in costs was driven by non-recurring items, including refinancing-related fees of $0.4 million, incurred during the three months ended September 30, 2022, which did not occur during the three months ended September 30, 2023.

General and Administrative Expenses: Commercial and Chartering. Commercial and chartering expenses are the expenses attributable to Ardmore's chartering and commercial operations departments in connection with its spot trading activities. Commercial and chartering expenses for the three months ended September 30, 2023 were $1.1 million, an increase of $0.2 million from $0.9 million for the three months ended September 30, 2022.

Unrealized Gains / (Losses) on Derivatives: We had no unrealized gains or losses on derivatives for the three months ended September 30, 2023, as compared to an unrealized gain of $3.4 million for the three months ended September 30, 2022. The interest rate swap agreements expired in July 2023.

Interest Expense and Finance Costs. Interest expense and finance costs for the three months ended September 30, 2023 were $3.0 million, a decrease of $1.5 million from $4.5 million for the three months ended September 30, 2022. The decrease in costs was primarily due to lower aggregate outstanding obligations following the refinancing of 19 vessels completed during the second half of 2022. Amortization of deferred finance fees for the three months ended September 30, 2023 was $0.3 million, with a slight decrease from $0.4 million for the three months ended September 30, 2022.

Liquidity

As of September 30, 2023, the Company had $273.7 million in liquidity available, with cash and cash equivalents of $50.8 million (December 31, 2022: $50.6 million) and amounts available and undrawn under its revolving credit facilities of $222.9 million (December 31, 2022: $170.0 million). The following debt and lease liabilities (net of deferred finance fees) were outstanding as of the dates indicated:

	As of
In thousands of U.S. Dollars	September 30, 2023	December 31, 2022
Cash and cash equivalents	$50,760	$50,569

Finance leases	44,127	45,500
Senior Debt	46,696	103,112
Revolving Credit Facilities	5,781	25,684
Total debt	96,604	174,296

Total net debt	$45,844	$123,727

Conference Call

The Company plans to host a conference call on November 7, 2023, at 10:00 a.m. Eastern Time to discuss its results for the quarter ended September 30, 2023. All interested parties are invited to listen to the live conference call and review the related slide presentation by choosing from the following options:

  By dialing 844–492–3728 (U.S.) or 412–542–4189 (International) and referencing "Ardmore Shipping."
  By accessing the live webcast at Ardmore's website at www.ardmoreshipping.com.

Participants should dial into the call 10 minutes before the scheduled time.

If you are unable to participate at this time, an audio replay of the call will be available through November 14, 2023 at 877–344–7529 or 412–317–0088. Enter the passcode 8627746 to access the audio replay. A recording of the webcast, with associated slides, will also be available on the Company's website. The information provided on the teleconference is only accurate at the time of the conference call, and the Company takes no responsibility for providing updated information.

About Ardmore Shipping Corporation

Ardmore owns and operates a fleet of MR product and chemical tankers ranging from 25,000 to 50,000 deadweight tonnes. Ardmore provides, through its modern, fuel-efficient fleet of mid-size tankers, seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies.

Ardmore's core strategy is to continue to develop a modern, high-quality fleet of product and chemical tankers, build key long-term commercial relationships and maintain its cost advantage in assets, operations and overhead, while creating synergies and economies of scale as the company grows. Ardmore provides its services to customers through voyage charters and time charters, and enjoys close working relationships with key commercial and technical management partners.

Ardmore's Energy Transition Plan ("ETP") focusses on three key areas: transition technologies, transition projects, and sustainable (non-fossil fuel) cargos. The ETP is an extension of Ardmore's strategy, building on its core strengths of tanker chartering, shipping operations, technical and operational fuel efficiency improvements, technical management, construction supervision, project management, investment analysis, and ship finance.

Ardmore Shipping Corporation Unaudited Condensed Consolidated Balance Sheets

	As of
In thousands of U.S. Dollars, except as indicated	September 30, 2023	December 31, 2022
ASSETS
Current assets
Cash and cash equivalents	50,760	50,569
Receivables, net of allowance for bad debts of $1.5 million (2022: $2.2 million)	50,793	79,843
Prepaid expenses and other assets	5,062	4,521
Advances and deposits	1,802	2,160
Inventories	14,895	15,718
Current portion of derivative assets	—	4,927
Total current assets	123,312	157,738

Non-current assets
Investments and other assets, net	11,574	11,219
Vessels and vessel equipment, net	522,655	531,378
Deferred drydock expenditures, net	8,290	4,716
Advances for ballast water treatment and scrubber systems	11,195	5,530
Deferred finance fees, net	3,054	2,717
Operating lease, right-of-use asset	6,320	10,561
Total non-current assets	563,088	566,121

TOTAL ASSETS	686,400	723,859

LIABILITIES, REDEEMABLE PREFERRED STOCK AND EQUITY
Current liabilities
Accounts payable	7,258	8,814
Accrued expenses and other liabilities	19,175	20,890
Deferred revenue	1,611	1,220
Accrued interest on debt and finance leases	562	863
Current portion of long-term debt	6,434	12,927
Current portion of finance lease obligations	1,986	1,857
Current portion of operating lease obligations	5,554	6,358
Total current liabilities	42,580	52,929

Non-current liabilities
Non-current portion of long-term debt	46,043	115,869
Non-current portion of finance lease obligations	42,141	43,643
Non-current portion of operating lease obligations	544	3,969
Other non-current liabilities	1,007	1,007
Total non-current liabilities	89,735	164,488

TOTAL LIABILITIES	132,315	217,417

Redeemable Preferred Stock
Cumulative Series A 8.5% redeemable preferred stock	37,043	37,043
Total redeemable preferred stock	37,043	37,043

Stockholders' equity
Common stock	433	426
Additional paid in capital	470,400	468,006
Accumulated other comprehensive income	—	1,468
Treasury stock	(15,636)	(15,636)
Retained earnings	61,845	15,135
Total stockholders' equity	517,042	469,399

Total redeemable preferred stock and stockholders' equity	554,085	506,442

TOTAL LIABILITIES, REDEEMABLE PREFERRED STOCK AND EQUITY	686,400	723,859

Ardmore Shipping Corporation Unaudited Condensed Consolidated Statements of Operations

	Three Months Ended		Nine Months Ended
In thousands of U.S. Dollars except per share and share data	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Revenue, net	86,940	142,417	297,099	312,910

Voyage expenses	(30,640)	(45,970)	(98,735)	(114,223)
Vessel operating expenses	(14,427)	(13,316)	(44,622)	(45,846)
Time charter-in
Operating expense component	(2,115)	(2,320)	(7,229)	(4,664)
Vessel lease expense component	(1,946)	(2,135)	(6,652)	(4,291)
Depreciation	(6,928)	(7,253)	(20,683)	(22,025)
Amortization of deferred drydock expenditures	(733)	(1,006)	(2,635)	(3,162)
General and administrative expenses
Corporate	(5,081)	(5,830)	(14,902)	(14,588)
Commercial and chartering	(1,087)	(919)	(3,310)	(2,863)
Unrealized gains / (losses) on derivatives	—	3,364	(31)	4,264
Interest expense and finance costs	(2,998)	(4,548)	(8,687)	(13,502)
Loss on extinguishment	—	(611)	—	(688)
Interest income	418	191	1,263	221
Loss on vessels sold	—	—	—	(6,917)

Income before taxes	21,403	62,064	90,876	84,626

Income tax	(50)	(27)	(347)	(72)
(Loss) / profit from equity method investments	(150)	(205)	(730)	(36)

Net Income	21,203	61,832	89,799	84,518

Preferred dividend	(857)	(857)	(2,543)	(2,543)

Net Income attributable to common stockholders	20,346	60,975	87,256	81,975

Earnings per share, basic	0.49	1.57	2.12	2.27
Earnings per share, diluted	0.49	1.52	2.09	2.22

Adjusted earnings (1)	20,346	61,585	87,256	89,581
Adjusted earnings per share, basic	0.49	1.59	2.12	2.48
Adjusted earnings per share, diluted	0.49	1.54	2.09	2.43

Weighted average number of shares outstanding, basic	41,296,128	38,766,186	41,072,686	36,104,796
Weighted average number of shares outstanding, diluted	41,754,259	40,115,511	41,742,364	36,930,518

(1)	Adjusted earnings / (loss) is a non-GAAP measure and is defined and reconciled under the "Non-GAAP Measures" section.

Ardmore Shipping Corporation Unaudited Condensed Consolidated Statements of Cash Flows

	Nine Months Ended
In thousands of U.S. Dollars	September 30, 2023	September 30, 2022
CASH FLOWS FROM OPERATING ACTIVITIES

Net income	89,799	84,518
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	20,683	22,025
Amortization of deferred drydock expenditures	2,635	3,162
Share-based compensation	2,401	2,354
Loss on vessels sold	—	6,917
Amortization of deferred finance fees	913	1,815
Unrealized losses / (gains) on derivatives	31	(4,264)
Operating lease ROU - lease liability, net	12	(73)
Loss from equity method investments	730	36
Deferred drydock payments	(5,654)	(1,231)
Changes in operating assets and liabilities:
Receivables	29,052	(45,187)
Prepaid expenses and other assets	(541)	(810)
Advances and deposits	357	1,088
Inventories	823	(8,083)
Accounts payable	(153)	(1,144)
Accrued expenses and other liabilities	(313)	3,224
Deferred revenue	391	(1,363)
Accrued interest	(300)	482
Net cash provided by operating activities	140,866	63,466

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of vessels	—	39,912
Payments for acquisition of vessels and vessel equipment	(12,079)	(1,149)
Advances for ballast water treatment and scrubber systems	(5,353)	(645)
Payments for other non-current assets	(69)	(96)
Payments for equity investments	(1,142)	(363)
Net cash (used in) / provided by investing activities	(18,643)	37,659

CASH FLOWS FROM FINANCING ACTIVITIES
Prepayment of finance lease obligation	—	(84,724)
Proceeds from long-term debt	—	96,019
Repayments of long-term debt	(77,480)	(138,093)
Repayments of finance leases	(1,463)	(12,298)
Payments for deferred finance fees	—	(3,405)
Payment of common share dividend	(40,546)	—
Issuance of common stock, net	—	38,977
Payment of preferred share dividend	(2,543)	(2,428)
Net cash (used in) financing activities	(122,032)	(105,952)

Net increase / (decrease) in cash and cash equivalents	191	(4,827)

Cash and cash equivalents at the beginning of the year	50,569	55,449

Cash and cash equivalents at the end of the period	50,760	50,622

Ardmore Shipping Corporation Unaudited Other Operating Data

	Three Months Ended		Nine Months Ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
In thousands of U.S. Dollars except Fleet Data
Adjusted EBITDA (1)	31,644	71,927	121,649	126,435
Adjusted EBITDAR (1)	33,590	74,062	128,301	130,726

AVERAGE DAILY DATA

MR Tankers Spot TCE per day (2)	28,493	44,228	30,664	30,758

Fleet TCE per day (2)	26,347	40,308	29,114	27,895

Fleet operating expenses per day (3)	6,439	6,009	6,609	6,334
Technical management fees per day (4)	445	375	480	458
	6,884	6,384	7,089	6,792

MR Eco-Design Tankers
TCE per day (2)	25,932	44,897	30,503	30,589
Vessel operating expenses per day (5)	6,904	6,434	7,187	6,776

MR Eco-Mod Tankers
TCE per day (2)	36,362	37,607	31,144	27,203
Vessel operating expenses per day (5)	6,936	5,558	6,943	6,578

Prod/Chem Eco-Design Tankers (25k - 38k dwt)
TCE per day (2)	20,023	31,536	24,198	21,894
Vessel operating expenses per day (5)	6,827	6,634	6,870	6,939

FLEET
Average number of operating vessels	26.0	27.0	26.2	27.0

(1)

Adjusted EBITDA and Adjusted EBITDAR are non-GAAP measures and are defined and reconciled to the most directly comparable U.S. GAAP measure under the section of this release entitled "Non-GAAP Measures."

(2)

Time Charter Equivalent ("TCE") rate, a non-GAAP measure, represents net revenues (a non-GAAP measure representing revenues less voyage expenses) divided by revenue days. Revenue days are the total number of calendar days the vessels are in the Company's possession less off-hire days generally associated with drydocking or repairs and idle days associated with repositioning of vessels held for sale. Net revenue utilized to calculate the TCE rate is determined on a discharge to discharge basis, which is different from how the Company records revenue under U.S. GAAP. Under discharge to discharge, revenues are recognized beginning from the discharge of cargo from the prior voyage to the anticipated discharge of cargo in the current voyage, and voyage expenses are recognized as incurred.

(3)

Fleet operating expenses per day are routine operating expenses and comprise crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. These amounts do not include expenditures related to vessel upgrades and enhancements or other non-routine expenditures which were expensed during the period.

(4)	Technical management fees are fees paid to third-party technical managers.
(5)	Vessel operating expenses per day include technical management fees.

Ardmore Shipping Corporation Fleet Details at September 30, 2023 (Expressed in Millions of U.S. Dollars, other than per share amount)

						Estimated Resale	Estimated
						Newbuilding	Depreciated
					Eco	Price (1)	Replacement
Vessel	IMO	Built	Country	Dwt	Specification	September 30, 2023	Value (2)
Seahawk	IMO2/3	Nov-15	S. Korea	49,999	Eco-Design	$50.00	$35.53
Seawolf	IMO2/3	Aug-15	S. Korea	49,999	Eco-Design	$50.00	$35.13
Seafox	IMO2/3	Jun-15	S. Korea	49,999	Eco-Design	$50.00	$34.89
Sealion	IMO2/3	May-15	S. Korea	49,999	Eco-Design	$50.00	$34.74
Engineer	IMO2/3	Mar-14	S. Korea	49,420	Eco-Design	$50.00	$32.58
Seavanguard	IMO2/3	Feb-14	S. Korea	49,998	Eco-Design	$50.00	$32.39
Exporter	IMO2/3	Feb-14	S. Korea	49,466	Eco-Design	$50.00	$32.44
Seavantage	IMO2/3	Jan-14	S. Korea	49,997	Eco-Design	$50.00	$32.26
Encounter	IMO2/3	Jan-14	S. Korea	49,478	Eco-Design	$50.00	$32.15
Explorer	IMO2/3	Jan-14	S. Korea	49,494	Eco-Design	$50.00	$32.30
Endurance	IMO2/3	Dec-13	S. Korea	49,466	Eco-Design	$50.00	$32.09
Enterprise	IMO2/3	Sep-13	S. Korea	49,453	Eco-Design	$50.00	$31.66
Endeavour	IMO2/3	Jul-13	S. Korea	49,997	Eco-Design	$50.00	$31.36
Seaventure	IMO2/3	Jun-13	S. Korea	49,998	Eco-Design	$50.00	$31.14
Seavaliant	IMO2/3	Feb-13	S. Korea	49,998	Eco-Design	$50.00	$30.63
Seafarer	-	Jun-10	Japan	49,999	Eco-Mod	$50.00	$25.32
Defender	IMO2	Feb-15	S. Korea	37,791	Eco-Design	$44.00	$30.10
Dauntless	IMO2	Feb-15	S. Korea	37,764	Eco-Design	$44.00	$30.05
Chippewa	IMO2	Nov-15	Japan	25,217	Eco-Design	$37.50	$26.44
Chinook	IMO2	Jul-15	Japan	25,217	Eco-Design	$37.50	$26.03
Cheyenne	IMO2	Mar-15	Japan	25,217	Eco-Design	$37.50	$25.60
Cherokee	IMO2	Jan-15	Japan	25,215	Eco-Design	$37.50	$25.29

							$680.12

				Cash / Debt / Work. Cap / Other Assets			$(3.09)
				Total Asset Value (Assets) (3)			$677.02
				DRV / Share (3)(4)			$16.39

				Ardmore Commercial Management (5)			$19.50
				Total Asset Value (Assets & Commercial Management) (3)			$696.52
				DRV / Share (3)(4)			$16.87

				Investment in Element 1 Corp. / e1 Marine (6)			$11.20
				Total Asset Value (Assets, Commercial Management & Investments) (3)			$707.73
				DRV / Share (3)(4)(6)			$17.14

1.	Based on the average of two broker estimates of prompt resale for a newbuild vessel of equivalent deadweight tonne at a yard in South Korea as at June 30, 2023.
2.

Depreciated Replacement Value ("DRV") is based on estimated resale price for a newbuild vessel depreciated for the age of each vessel (assuming an estimated useful life of 25 years on a straight-line basis and assuming a residual scrap value of $400 per tonne which is in line with Ardmore's depreciation policy). The Company's estimates of DRV assume that its vessels are all in good and seaworthy condition without the need for repair and, if inspected, that they would be certified in class without notations of any kind. Vessel values are highly volatile and, as such, the Company's estimates of DRV may not be indicative of the current or future value of its vessels, or prices that the Company could achieve if it were to sell them.

3.

Depreciated Replacement Value ("DRV") and DRV per share are non-GAAP measures. Management believes that many investors use DRV as a reference point in assessing valuation of fleets of ships and similar assets.

4.	DRV / Share calculated using 41,298,849 shares outstanding as of September 30, 2023.
5.

Ardmore Commercial Management is management's estimate of the value of Ardmore's commercial management and pooling business. The estimate is based on industry standard commercial management and pooling fees in determining revenue less Ardmore's commercial and chartering overhead (as stated in Ardmore's Statement of Operations) and applying an illustrative multiple to the resulting net earnings of 7x. The multiple is illustrative only and may not be indicative of the valuation multiple the Company could achieve if it were to sell its commercial management and pooling business. Revenue of this business is comprised of (i) commission (1.25% for standard product tankers and 2.5% for chemical tankers) on gross freight based on estimated current TCE rates grossed up for voyage expenses and (ii) administration fee of $300 per vessel per day. These rates may vary over time.

6.	Valuation of investment in E1 Corp. and e1 Marine (a joint venture with E1 Corp and Maritime Partners, LLC, of which ASC owns 33%) are at cost.

CO2 Emissions Reporting(1)

In April 2018, the International Maritime Organization's ("IMO") Marine Environment Protection Committee ("MEPC") adopted an initial strategy for the reduction of greenhouse gas ("GHG") emissions from ships, setting out a vision to reduce GHG emissions from international shipping and phase them out as soon as possible. Ardmore is committed to transparency and contributing to the reduction of CO2 emissions in the Company's industry. Ardmore's reporting methodology is in line with the framework set out within the IMO's Data Collection System ("DCS") initiated in 2019.

On January 1, 2023 the BIMCO CII Operations Clause for Time Charter Parties came into force. This clause outlines that the charterer should take responsibility for a ship's emissions. On this basis, Ardmore's GHG emissions analysis has been updated to exclude the impact of ships time-chartered out and to include the impact of ships time-chartered in. Previously all vessels were included in Ardmore's analysis from the fleet except for vessels commercially managed by Ardmore.

	Three Months Ended		Twelve months ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022

Number of Vessels in Operation (at period end)(2)	26	27	26	27
Fleet Average Age	10.2	9.3	10.2	9.3

CO2 Emissions Generated in Metric Tonnes	106,724	102,523	420,298	375,263
Distance Travelled (Nautical Miles)	411,092	374,038	1,538,072	1,411,809
Fuel Consumed in Metric Tonnes	33,780	32,477	133,010	118,785

Cargo Heating and Tank Cleaning Emissions
Fuel Consumed in Metric Tonnes	255	774	1,771	3,659
% of Total Fuel Consumed	0.75%	2.38%	1.33%	3.08%

Annual Efficiency Ratio (AER) for the period(3)
Fleet	5.80g / tm	6.14g / tm	6.10g / tm	5.93g / tm
MR Eco-Design	5.54g / tm	5.70g / tm	5.69g / tm	5.67g / tm
MR Eco-Mod	5.80g / tm	6.43g / tm	6.22g / tm	5.95g / tm
Chemical	7.16g / tm	7.77g / tm	7.76g / tm	7.49g / tm
Chemical (Less Cargo Heating & Tank Cleaning)(4)	7.00g / tm	7.41g / tm	7.32g / tm	6.91g / tm

Energy Efficiency Operational Indicator (EEOI) for the period
Fleet	12.21g / ctm	13.06g / ctm	13.37g / ctm	12.16g / ctm
MR Eco-Design	12.44g / ctm	12.61g / ctm	13.27g / ctm	11.93g / ctm
MR Eco-Mod	10.96g / ctm	14.63g / ctm	13.04g / ctm	12.17g / ctm
Chemical	12.86g / ctm	12.92g / ctm	14.12g / ctm	12.73g / ctm
Chemical (Less Cargo Heating & Tank Cleaning)(3)	12.58g / ctm	12.32g / ctm	13.33g / ctm	11.74g / ctm

Wind Strength (% greater than 4 on BF)	47.89%	47.32%	49.09%	46.91%
% Idle Time	3.79%	2.10%	3.96%	3.01%

tm = tonne-mile
ctm = cargo tonne-mile

Ardmore Performance

It should be noted that results vary quarter to quarter depending on ship activity, ballast / laden ratio, cargo carried, weather, waiting time, time in port and vessel speed. However, analysis is also presented on a trailing 12-month basis to provide a more accurate assessment of Ardmore's progress over a longer period and to mitigate seasonality. From a weather perspective rougher weather (based on Beaufort Scale wind force rating being greater than 4 BF) will generally have a mitigating impact on the ability to optimize fuel consumption while idle time will impact ships metrics as they will still require power to run but will not be moving. Overall Ardmore Shipping's carbon emissions for the trailing 12-month period increased from 375,263 metric tonnes to 420,298 metric tonnes of CO2, primarily due to increased distances travelled and heightened vessel speeds. Fleet EEOI for the period increased from 12.16 g / ctm to 13.37 g / ctm, primarily due to higher repositioning days on account of drydocks and heightened vessel speeds while AER increased from 5.93 g / tm to 6.10 g / tm, primarily due to heightened vessel speeds. Ardmore seeks to achieve improvements through a combination of technological advancements and operational optimization.

[1] Ardmore's emissions data is based on the reporting tools and information reasonably available to Ardmore and its applicable third-party technical managers for Ardmore's owned fleet. Management assesses such data and may adjust and restate the data to reflect latest information. It is expected that the shipping industry will continue to refine the performance measures for emissions and efficiency over time.  AER and EEOI metrics are impacted by external factors such as charter speed, vessel orders and weather, in conjunction with overall market factors such as cargo load sizes and fleet utilization rate. As such, variance in performance can be found in the reported emissions between two periods for the same vessel and between vessels of a similar size and type. Furthermore, other companies may report slight variations (e.g. some shipping companies report CO2 in tonnes per kilometer as opposed to CO2 in tonnes per nautical mile) and consequently it is not always practical to directly compare emissions from different companies. The figures reported above represent Ardmore's initial findings; the Company is committed to improving the methodology and transparency of its emissions reporting in line with industry best practices. Accordingly, the above results may vary as the methodology and performance measures set out by the industry evolve.

[2] Includes time-chartered out and time-chartered in vessels.

[3] Annual Efﬁciency Ratio ("AER") is a measure of carbon efficiency using the parameters of fuel consumption, distance travelled, and design deadweight tonnage ("DWT"). AER is reported in unit grams of CO2 per ton-mile (gCO2/dwt-nm). It is calculated by dividing (i) mass of fuel consumed by type converted to metric tonnes of CO2 by (ii) DWT multiplied by distance travelled in nautical miles. A lower AER reflects better carbon efficiency.

[4] The AER and EEOI figures are presented including the impact of cargo heating and tank cleaning operations unless stated.

[5] Energy Efficiency Operational Indicator ("EEOI") is a tool for measuring CO2 gas emissions in a given time period per unit of transport work performed. It is calculated by dividing (i) mass of fuel consumed by type converted to metric tonnes of CO2 by (ii) cargo carried in tonnes multiplied by laden voyage distance in nautical miles. This calculation is performed as per IMO MEPC.1/Circ684. A lower EEOI reflects lower CO2 gas emissions in a given time period per unit of transport work performed.

[6] Idle time is the amount of time a vessel is waiting in port or awaiting the laycan or waiting in port/at sea unfixed.

Non-GAAP Measures

EBITDA + vessel lease expense component (i.e. EBITDAR)

EBITDAR is defined as EBITDA (i.e. earnings before interest, loss on extinguishment, unrealized gains/(losses) on interest rate derivatives, profit/(loss) on equity method investments, taxes, depreciation and amortization) plus the vessel lease expense component of total charter hire expense for chartered-in vessels. Adjusted EBITDAR is defined as EBITDAR before certain items that Ardmore believes are not representative of its operating performance, including gain or loss on sale of vessels.

For the three months ended September 30, 2023, we recognized total charter hire expense of $4.1 million in respect of time charter-in vessels under operating leases. The total expense includes (i) $2.0 million in respect of the right to use the leased assets (i.e. vessel lease expense component), and (ii) $2.1 million in respect of the costs of operating the vessels (i.e. operating expense component). Under US GAAP, the expense related to the right to use the leased assets (i.e. capital component) is treated as an operating item on our consolidated statement of operations, and is not added back in our calculation of EBITDA. The treatment of operating lease expenses differs under US GAAP as compared to international financial reporting standards ("IFRS"). Under IFRS, the expense of an operating lease is presented in depreciation and interest expense.

Many companies in our industry report under IFRS; we therefore use EBITDAR and Adjusted EBITDAR as tools to compare our valuation with the valuation of these other companies in our industry. We do not use EBITDAR and Adjusted EBITDAR as measures of performance or liquidity. We present below reconciliations of net income / (loss) attributable to common stockholders to EBITDAR (which includes an adjustment for vessel lease operating expenses) and Adjusted EBITDAR.

EBITDAR and Adjusted EBITDAR, as presented, may not be directly comparable to similarly titled measures presented by other companies. In addition, EBITDAR and Adjusted EBITDAR should not be viewed as measures of overall performance since they exclude vessel rent, which is a normal, recurring cash operating expense related to our in-chartering of vessels that is necessary to operate our business. Accordingly, you are cautioned not to place undue reliance on this information.

EBITDA, Adjusted EBITDA, Adjusted Earnings and Adjusted Earnings (for purposes of dividend calculations)

EBITDA, Adjusted EBITDA and Adjusted earnings are not measures prepared in accordance with U.S. GAAP and are defined and reconciled below. EBITDA is defined as earnings before interest, loss on extinguishment, unrealized gains/(losses) on interest rate derivatives, profit/(loss) on equity method investments, taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA before certain items that Ardmore believes are not representative of its operating performance, including gain or loss on sale of vessels. Adjusted earnings excludes certain items from net income attributable to common stockholders, including gain or loss on sale of vessels and write-off of deferred finance fees (i.e., loss on extinguishment) because they are considered to not be representative of the Company's operating performance.

EBITDA, Adjusted EBITDA and Adjusted earnings are presented in this press release as the Company believes that they provide investors with a means of evaluating and understanding how Ardmore's management evaluates operating performance. EBITDA and Adjusted EBITDA increase the comparability of the Company's fundamental performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects between periods of interest expense, taxes, depreciation or amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Company believes that including EBITDA, Adjusted EBITDA and Adjusted earnings as financial and operating measures assists investors in making investment decisions regarding the Company and its common stock.

For purposes solely of the quarterly common dividend calculation, Adjusted Earnings represents the Company's Adjusted earnings for the quarter ended September 30, 2023, but excluding the impact of unrealized gains / (losses) and certain non-recurring items.

These non-GAAP measures should not be considered in isolation from, as substitutes for, or superior to, financial measures prepared in accordance with U.S. GAAP. In addition, these non-GAAP measures may not have a standardized meaning and therefore may not be comparable to similar measures presented by other companies.

Reconciliation of net income to EBITDA, Adjusted EBITDA and Adjusted EBITDAR

	Three Months Ended		Nine Months Ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
In thousands of U.S. Dollars
Net income	21,203	61,832	89,799	84,518
Interest income	(418)	(191)	(1,263)	(221)
Interest expense and finance costs	2,998	4,548	8,687	13,502
Loss on extinguishment	—	611	—	688
Income tax	50	27	347	71
Unrealized (gains) / losses on derivatives	—	(3,364)	31	(4,264)
Depreciation	6,928	7,253	20,683	22,025
Amortization of deferred drydock expenditures	733	1,006	2,635	3,162
Loss from equity method investments	150	205	730	36
EBITDA	31,644	71,927	121,649	119,517
Loss on vessels sold	—	—	—	6,917
ADJUSTED EBITDA	31,644	71,927	121,649	126,434
Plus: Vessel lease expense component	1,946	2,135	6,652	4,291
ADJUSTED EBITDAR	33,590	74,062	128,301	130,725

Reconciliation of net income attributable to common stockholders to Adjusted earnings

	Three Months Ended		Nine Months Ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
In thousands of U.S. Dollars except per share data
Net income attributable to common stockholders	20,346	60,975	87,256	81,976
Loss on vessels sold	—	—	—	6,917
Loss on extinguishment	—	610	—	688
Adjusted earnings	20,346	61,585	87,256	89,581

Adjusted earnings per share, basic	0.49	1.59	2.12	2.48
Adjusted earnings per share, diluted	0.49	1.54	2.09	2.43

Weighted average number of shares outstanding, basic	41,296,128	38,766,186	41,072,686	36,104,796
Weighted average number of shares outstanding, diluted	41,754,259	40,115,511	41,742,364	36,930,518

Adjusted earnings for purposes of dividend calculation

			Three Months Ended
			September 30, 2023
In thousands of U.S. Dollars except per share data
Adjusted earnings for the purposes of dividend calculation			20,346

Dividend to be paid			6,782
Dividend Per Share (DPS)			0.16

Number of shares outstanding as of November 7, 2023			41,298,849

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. In some cases, you can identify the forward-looking statements by the use of words such as "believe", "anticipate", "intends", "estimate", "forecast", "plan", "potential", "may", "expect", and similar expressions.

Forward looking statements in this press release include, among others, statements regarding: future operating or financial results, including future earnings; global and regional economic conditions and trends; shipping market trends and market fundamentals, including tanker demand and supply and future spot and charter rates; the potential effect of short-duration rate spikes in key regional markets; the Company's business strategies, initiatives and sustainability agenda, and related future outcomes; the potential effect of the recently declared Hamas-Israel war on the Company's business, results of operations, financial condition and cash flows; expected employment of the Company's vessels and expected drydocking days during the fourth quarter of 2023; management's estimates of the Depreciated Replacement Value (DRV) of its vessels and of the value of the Company's commercial management and pooling business; trends in the Company's performance as measured by energy efficiency and emission-reduction metrics; the impact of energy transition on the Company and the markets in which the Company operates; expected continuation of refinement by the Company of performance measures for emissions and efficiency; and the timing and payment of quarterly dividends by the Company. The forward-looking statements in this press release are based upon various assumptions, including, without limitation, Ardmore management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. The Company cautions readers of this release not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to update or revise any forward-looking statements. These forward-looking statements are not guarantees of the Company's future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

In addition to these important factors, other important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include: the strength of world economies and currencies; general market conditions, including fluctuations in spot and charter rates and vessel values; changes in demand for and the supply of tanker vessel capacity; changes in the projections of spot and time charter or pool trading of the Company's vessels; a lack of simultaneous short-duration rate hikes in key regional markets; future developments relating to Russia's invasion of the Ukraine (including related sanctions and import bans) or the recently-declared Hamas-Israel war; changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs; general domestic and international political conditions; geopolitical conflicts; potential disruption of shipping routes due to accidents, piracy or political events; the market for the Company's vessels; competition in the tanker industry; availability of financing and refinancing; changes in governmental rules and regulations or actions taken by regulatory authorities; the Company's ability to charter vessels for remaining revenue days during the fourth quarter of 2023 in the spot market; vessel breakdowns and instances of off-hire; the Company's operating results and capital requirements, and the declaration of any future dividends by the Company's board of directors; and other factors. Please see the Company's filings with the U.S. Securities and Exchange Commission, including the Company's Form 20–F for the year ended December 31, 2022, for a more complete discussion of these and other risks and uncertainties.

Investor Relations Enquiries:

Mr. Leon Berman	Mr. Bryan Degnan
The IGB Group	The IGB Group
45 Broadway, Suite 1150	45 Broadway, Suite 1150
New York, NY 10006	New York, NY 10006
Tel: 212–477–8438	Tel: 646–673–9701
Fax: 212–477–8636	Fax: 212–477–8636
Email: lberman@igbir.com	Email: bdegnan@igbir.com